September 7, 2006
Mr. Brian R. Cascio, Accounting Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Taiwan Semiconductor Manufacturing Company Limited
Annual Report on Form 20-F for the fiscal year ended December 31, 2005
Filed April 20, 2006 (File No. 001-14700)

Dear Mr. Cascio:
     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 13, 2006 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”) of Taiwan Semiconductor Manufacturing Company Limited (“TSMC”).
     For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. TSMC’s responses to the comments are as follows.
Form 20-F for the year ended December 31, 2005
Consolidated Financial Statements
Consolidated Statements of Income
1.	We see that you recognized NT$321.9 million and NT$462.6 million of subsidy income and technical service income, respectively, as non-operating. Please tell us the nature of the income and how you are accounting for it under U.S. GAAP. In addition, we note the gain on disposal of property, plant and equipment and loss on idle assets are recorded as non-operating. In your response, please address whether the income and expense described above should be classified as operating under U.S. GAAP.

Subsidy Income:
     The subsidy income of NT$321.9 million recognized in 2005 represents the first of three subsidy payments granted by the government of the People’s Republic of China (“PRC Government”) in connection with TSMC’s investment in China. We recorded this income when received as non-operating income under both R.O.C. GAAP and U.S. GAAP.
     TSMC’s investment in China is disclosed on page 15 of the Form 20-F and includes the construction of a 200mm wafer fab. Under the terms of the subsidy granted by the PRC Government, such subsidy will be received by TSMC for three consecutive years beginning on the first anniversary date of the initial investment funding. Accordingly, since the initial investment was funded in 2004, TSMC received the first subsidy payment in 2005.
     There are no pronouncements that provide explicit guidance on U.S. GAAP accounting for and disclosure concerning government grants. The Issues Paper on “Accounting For Grants Received From Governments” issued by the American Institute of Certified Public Accountants (“AICPA”) has been superseded by International Accounting Standard (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance. As a result, TSMC has looked to IAS 20 for guidance on the accounting for government grants and assistance.
     Paragraph 29 of IAS 20 states:
Grants related to income are sometimes presented as a credit in the income statement, either separately or under a general heading such as “Other income”; alternatively, they are deducted in reporting the related expense.
     In the absence of specific U.S. GAAP accounting guidance, TSMC applied the IAS 20 revenue recognition concepts related to government grants; such government grants should be recognized in the income statement on a systematic basis over the periods which they are intended to benefit. Grants that relate to revenues should be recognized in the same period as the related revenues are reflected, while grants that relate to current expenses should be reflected as reductions of the related expenses in the period in which they are reported. In TSMC’s case, the subsidy was intended to subsidize the cost of capital for the investment. Since TSMC used its own funds without borrowing to invest, and the investments had already been made, there was no related current period expense against which the amount of the subsidy could be reduced, and there is no related revenue to be amortized over the period which TSMC is intended to benefit. Therefore the subsidy revenue was recognized when received.
     Because the subsidy received from the PRC Government related to financing costs (i.e., a non-operating item) incurred by TSMC on its investment in China, such amount was classified for U.S. GAAP purposes as non-operating income in accordance with IAS 20.
     TSMC supplementally advises the Staff that under R.O.C. Statement of Financial Standards No. 29, government grants are recorded as non-operating income when received, which is consistent with IAS 20 as discussed above.
     In its future filings, TSMC will disclose the accounting treatment for this subsidy income as an accounting policy under U.S. GAAP.
Technical Service Income:
     The technical service income represents payments received by TSMC for technical services provided by TSMC to subcontractors under certain technology cooperation agreements and royalty payments related to certain intellectual property rights of TSMC tied to products shipped by subcontractors during the applicable fiscal period. The payment amounts are calculated based on actual product shipment volumes.
     Since there is no explicit guidance in authoritative accounting literature on revenue recognition for intangible assets, such as patents, copyrights, technology, manufacturing processes and trademarks, TSMC followed the four criteria for general revenue recognition under Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. TSMC also analogized the above arrangements with its subcontractors to licensing and royalty payments covered in Statement of Position (“SOP”) 97-2, Software Revenue Recognition, (recognizing that this literature was intended to apply to specific circumstances in the software industry). SOP 97-2 states that with respect to any extended payment terms for software licensing, a party may determine that the fee is neither fixed nor determinable. Further, if payment of a significant portion of the software licensing fee either is not due until after expiration of the license or more than twelve months after delivery, the licensing fee should be presumed not to be fixed or determinable. In addition, SOP 97-2 provides that where fee arrangements are based on a fixed price per copy, and assuming the four criteria for general revenue recognition are met, revenue should be recognized when copies of delivered products are either: (a) reproduced by the customer or (b) furnished to the customer if the vendor is duplicating the software. In the case of the agreements with subcontractors referred to above, the payment amounts are not known until the end of each period. As such, SOP 97-2 requires revenue to be recognized only when the fee is fixed or determinable at the end of specified periods.
     TSMC follows Regulation S-X Rule 5-03, 1. Net sales and gross revenues to classify technical service income as sales revenue under U.S. GAAP. TSMC’s technical service income of NT$462.6 million was in essence revenue received by TSMC for the intellectual property rights and technology licensed to its subcontractors to produce specific products at undetermined volumes in the contract. Therefore, it meets the definition of “revenues from services” under Rule 5-03 of Regulation S-X and therefore was reclassified to sales for U.S. GAAP purposes. In addition, TSMC notes that the technical service income does not exceed the 10% threshold which would require presentation as a separate line item and accordingly, the amount of NT$462.6 million is reflected in the line item “net sales” on page F-65 of the Form 20-F.
Gain on Disposal of Property, Plant and Equipment:
     The gain on disposal of property, plant and equipment was generated from the disposal of equipment used in connection with TSMC’s on-going operations. Therefore TSMC reclassified it from non-operating income under R.O.C. GAAP to “income from operations” in the consolidated statements of income under U.S. GAAP disclosed on page F-65 of the Form 20-F in accordance with paragraph 25 of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.
Loss on Idle Assets:
     Idle assets represent equipment that is not expected to be used in TSMC’s operations for at least the next twelve months due to the decreasing demand for products produced using that equipment. For the year ended December 31, 2004, TSMC recorded no losses on idle assets. For the years ended December 31, 2005, and 2003, losses in the amounts of NT$131.8 million, and NT$1,506.2 million, respectively, were recorded. These losses were erroneously included in non-operating income (expenses), net under U.S. GAAP as disclosed on page F-65 of the Form 20-F. They should have been included as operating expenses since such equipment, though idle, was nevertheless used in TSMC’s on-going operations.
     TSMC performed a detailed quantitative and qualitative materiality analysis in accordance with Staff Accounting Bulletin Topic 1: Financial Statements, M. Materiality (“SAB No. 99”) and concluded that the erroneous classification of loss on idle assets is not material on either a quantitative or qualitative basis in respect of TSMC’s consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years ended December 31, 2005.
     In its future filings, TSMC will reclassify any loss on idle assets from non-operating income (expenses), net to operating expenses under U.S. GAAP.
Consolidated Statement of Cash Flows, page F-9
2.	Refer to your classification of “cash bonus paid to employees” and “bonus to directors and supervisors” which are included in cash flow from financing activities under R.O.C. GAAP. Please tell us how you have classified the payments of bonuses within your consolidated statement of cash flows under U.S. GAAP. Under U.S. GAAP the payment of bonuses would appear to be an operating expense.
     The cash outflow for bonus to directors and supervisors is correctly reflected in the total amount of cash flow from operating activities under U.S. GAAP disclosed on page F-66 of the Form 20-F.

     The cash bonus paid to employees for the years ended December 31, 2005 and 2004, in the amount of NT$3,086.2 million and NT$681.6 million, respectively, were correctly reflected in the total amount of cash flow from financing activities under R.O.C. GAAP, because such bonuses are considered distributions of earnings. However, they were not reclassified to cash flow from operating activities under U.S. GAAP. For the year ended December 31, 2003, TSMC paid no such cash bonus to employees.
     TSMC performed a detailed quantitative and qualitative materiality analysis in accordance with SAB No.99 and concluded that the erroneous classification of cash bonus paid to employees for the years ended December 31, 2005 and 2004 is not material on either a quantitative or qualitative basis in respect of TSMC’s consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years ended December 31, 2005.
     In its future filings, TSMC will reclassify any cash bonus paid to employees from financing activities to operating activities in its statements of cash flows under U.S. GAAP.
Note 23. Settlement Income, page F-48
3.	We see that you favorably settled a lawsuit in January 2005 for US$175 million, payable over six years. The lawsuit related to infringement of patents and misappropriated trade secrets. It appears as though under R.O.C. GAAP you have recorded one-sixth of the settlement amount as non-operating income during the year ended December 31, 2005. Please tell us how you have accounted for the settlement income under U.S. GAAP and whether this is included in operating income since the patent and trade secrets relate to your operations. In addition, clarify whether the settlement is recognized immediately under U.S. GAAP or the period that this will be recognized and the basis for this treatment.
     The US$30 million (NT$964.7 million) recorded as settlement income in 2005 was classified as non-operating income under U.S. GAAP. The accounting treatment for the settlement income for the year ended December 31, 2005 was to recognize amounts received in earnings when received.
Classification of Settlement Income as Non-Operating Income under U.S. GAAP
     In classifying the settlement income under the settlement agreement (the “Settlement Agreement”) with Semiconductor Manufacturing Company Limited (“SMIC”) as non-operating income under U.S. GAAP, TSMC followed FASB Statement of Financial Accounting Concepts (“SFAC”) No. 6, Elements of Financial Statements.
Paragraph 86 of FASB SFAC No. 6, Elements of Financial Statements, states the following:
Gains and losses may also be described or classified as “operating” or “non-operating,” depending on their relation to an entity’s major ongoing or central operations. For example, losses on writing down inventory from cost to market are usually considered to be operating losses, while major casualty losses are usually considered non-operating losses.
     The income recognized under the Settlement Agreement does not constitute a component of TSMC’s ongoing major or central operations (i.e., a revenue generating activity of TSMC). The damages recovered are more akin to casualty losses arising from SMIC’s alleged theft of TSMC’s trade secrets and other TSMC intellectual property rights. Therefore, the Settlement Agreement brought a conclusion to TSMC’s legal actions against SMIC for such injuries suffered by TSMC. Under the Settlement Agreement, SMIC agreed to pay TSMC US$175 million in installments over six years in settlement of the litigation, including an undertaking of TSMC not to sue SMIC for itemized acts of alleged trade secret misappropriation (except in the event of breach). Although the Settlement Agreement contains elements common to settlements of intellectual property infringement disputes, including TSMC’s agreement with SMIC to cross-license each other’s patent portfolio, it does not impose on TSMC any duty or obligation to transfer any technology, or to provide any technical assistance to SMIC and SMIC is not licensed to use any of TSMC’s trade secrets.
     Accordingly, SMIC must pay TSMC the entire amount of the settlement even if SMIC is not able to utilize TSMC’s patents in its own operating activities. The payments by SMIC under the Settlement Agreement represent payments for alleged past theft and resulting alleged infringement, as well as TSMC’s undertaking not to sue SMIC for such actions so long as SMIC does not breach the Settlement Agreement. As a result, TSMC concluded that the settlement with SMIC relates to settling the disputes between TSMC and SMIC, and, because the dispute settlement is not a component of the activities that constitute TSMC’s ongoing major or central operations (i.e., a revenue generating activity of TSMC), the settlement is classified as part of non-operating income under U.S. GAAP.
Incremental Recognition of Settlement Income under U.S. GAAP
     TSMC supplementally advises the Staff that based on its evaluation of SMIC’s reported financial condition, capital resources and liquidity condition, at the time of settlement, TSMC had serious doubt about SMIC’s ability to repay the entire settlement amount. Therefore, TSMC followed SFAC No. 5, Recognition and Measurement in Financial Statements of Business Enterprises to recognize such settlement income as on a cash basis when received.
     Paragraph 83 of SFAC No. 5 states, in part:
Further guidance for recognition of revenues and gains is intended to provide an acceptable level of assurance of the existence and amounts of revenues and gains before they are recognized. Revenues and gains of an enterprise during a period are generally measured by the exchange values of the assets (goods or services) or liabilities involved, and recognition involves consideration of two factors (a)

being realized or realizable and (b) being earned, with sometimes one and sometimes the other being the more important consideration.
a. Realized or realizable. Revenues and gains generally are not recognized until realized or realizable. Revenues and gains are realized when products (goods or services), merchandise, or other assets are exchanged for cash or claims to cash. Revenues and gains are realizable when related assets received or held are readily convertible to known amounts of cash or claims to cash. Readily convertible assets have (i) interchangeable (fungible) units and (ii) quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price.
b. Earned. Revenues are not recognized until earned. An entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues. Gains commonly result from transactions and other events that involve no “earning process,” and for recognizing gains, being earned is generally less significant than being realized or realizable.
     In addition, SFAC No. 5 states in paragraph 84 (g) that recognition on the basis of cash received is appropriate where collectibility is doubtful:
If collectibility of assets received for product, services, or other assets is doubtful, revenues and gains may be recognized on the basis of cash received.
     TSMC based its determination on a number of factors, including that SMIC had reported an accumulated deficit of US$136.4 million as of December 31, 2004 under U.S. GAAP. Although in 2004 SMIC had a reported net income of US$70.9 million under U.S. GAAP, the reported accumulated deficit significantly exceeded its 2004 income. TSMC further evaluated the reported financial status of SMIC at December 31, 2005 based on publicly available information, and noted that SMIC reported a net loss of US$111.5 million for the year ended December 31, 2005 and an accumulated deficit of US$247.9 million under U.S. GAAP. Therefore, TSMC concluded that serious doubt on the collectibility of the settlement amount still existed. Accordingly, TSMC followed SFAC No. 5, paragraph 84 (g) to recognize such settlement income as of December 31, 2005 on a cash basis when received. TSMC continues to analyze the recognition of the remaining settlement income based on its collectibility, and therefore, will evaluate SMIC’s reported financial condition, capital resources and liquidity condition on a regular basis.
     TSMC supplementally advises the Staff that TSMC believes that SMIC is in breach of SMIC’s obligations under the Settlement Agreement. Therefore, TSMC has commenced a lawsuit in the Superior Court of California, Alameda County, seeking enforcement and damages. TSMC is currently unable to ascertain whether this will impact collectibility of future payments from SMIC under the Settlement Agreement, the next of which is due in December 2006.
     In future filings, TSMC will disclose the accounting treatment for this settlement income as an accounting policy under U.S. GAAP.
Note 27. Summary of significant differences between accounting principles followed by the company and accounting principles generally accepted in the United States of America, page F-56
Consolidated Entities, page F-60
4.	We note the disclosure that you consolidated the accounts of GUC and VisEra for U.S. GAAP purposes for the years ended December 31, 2003 and 2004. We also see that you lost control over VisEra in November 2005 and due to the changes in investment structure, the subsidiary was not consolidated subsequent to October 31, 2005 under R.O.C. GAAP. Please clarify in your response and in future filings whether VisEra is consolidated for U.S. GAAP purposes subsequent to December 31, 2004 and indicate the basis for this treatment. Please also clarify whether GUC is still being consolidated under U.S. GAAP.
Consolidation of VisEra
     Subsequent to December 31, 2004, TSMC consolidated the financial accounts of VisEra only for the ten months ended October 31, 2005 for U.S. GAAP purposes. VisEra has no longer been treated as a consolidated entity under U.S. GAAP subsequent to October 31, 2005. In its future filings, TSMC will clarify the accounting treatment of VisEra for U.S. GAAP purposes.
     Under U.S. GAAP, TSMC consolidated the accounts of VisEra for the years ended December 31, 2003 and 2004 and the ten months ended October 31, 2005 based on the majority voting interest rule pursuant to Accounting Research Bulletin (“ARB”) No. 51 “Consolidated Financial Statements” (“ARB No. 51”). Specifically, prior to November 2005, TSMC and two of its employees together held in the aggregate 57% of the total outstanding shares of VisEra. These holdings resulted in TSMC having control over VisEra during that period, requiring consolidation of its accounts under ARB No. 51.
     Subsequent to October 31, 2005, however, VisEra has no longer been treated as a consolidated subsidiary of TSMC. TSMC believes that this accounting treatment is appropriate under U.S. GAAP because: (i) TSMC lost its control over VisEra in November 2005 due to changes in the investment structure through which VisEra became a subsidiary of VisEra Holdings (“Cayman”), in which TSMC owns only a 50% equity interest; (ii) Cayman is not a variable interest entity (“VIE”) as defined in paragraph 5 of Financial Accounting Standards Board (“FASB”) Financial Interpretation No. 46R “Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin (ARB) No. 51”(“FIN 46R”); (iii) Cayman is not a majority-

owned subsidiary of TSMC that would require consolidation under ARB No. 51; and (iv) TSMC does not otherwise have control over Cayman.
     For U.S. GAAP purposes, TSMC performed an analysis of Cayman pursuant to FIN 46R as of October 31, 2005 due to the change in the investment structure. Based on its analysis, TSMC concluded that Cayman is not a VIE as defined in paragraph 5 of FIN 46R, which states in relevant parts:
5. An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:
a.     The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. (....)
b.     As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:
(1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).
(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.
(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.
c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.
     TSMC concluded that Cayman is a self-sufficient business which does not require subordinated financial support to continue the operation of the entity, the shareholders have equal voting rights, share profit and loss equally, and as a group the holders of the equity investment at risk do not lack any of the three characteristics of a controlling financial interest. Accordingly, TSMC concluded that Cayman is not a VIE under FIN 46R.

     Moreover, since TSMC owned only 50% of the outstanding common shares of Cayman as of December 31, 2005, and has not increased its ownership in Cayman since then, Cayman is not a majority owned subsidiary that would require consolidation under ARB No. 51.
     In addition, TSMC did not have control over Cayman. In this regard, TSMC followed Regulation S-X Rule 1-02 (g) for additional guidance in determining whether a parent-subsidiary relationship exists. Regulation S-X Rule 1-02 (g) states:
Control. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.
     TSMC also considered the conditions (other than majority ownership) indicating control that would require TSMC to consolidate Cayman in TSMC’ consolidated financial statements. The factors considered by TSMC included:
•	control of the board of directors;

•	ability to sell, lease, or otherwise dispose of the investee’s assets;

•	ability to enter into contracts or commitments on behalf of the investee;

•	ability to establish or take any action that could change the operating or capital policies of the investee, including selecting, terminating, or setting the compensation of investee management responsible for implementing the policies of the investee; and

•	responsibility for all supervision, operation, and maintenance of the investee’s business and property.
     As of November 11, 2005, a person nominated by TSMC held one of the three seats on Cayman’s board of directors. TSMC assigned one of its employees to hold the president position at Cayman, however, such appointment was subject to approval by the board of directors of Cayman, over which TSMC did not have control. Moreover, the key decision maker at Cayman was the chairman and chief executive officer, which position was held by an individual unrelated to TSMC. TSMC did not have the ability to cause Cayman to enter into contracts or commitments, or to make key decisions about Cayman’s operations. Because none of the definitions of control under Regulation S-X and other conditions indicating control were met, TSMC concluded that it does not have control over Cayman and therefore, did not include Cayman in its consolidated financial statements from November 1, 2005. TSMC also deconsolidated VisEra from November 1, 2005 because VisEra is an indirect investee of TSMC through Cayman.

Consolidation of GUC
     Under U.S. GAAP, TSMC consolidated the financial accounts of GUC for the years ended December 31, 2003, 2004 and 2005. In its future filings, TSMC will clarify the accounting treatment of GUC for U.S. GAAP purposes.
     In its analysis pursuant to FIN 46R on GUC, TSMC concluded that GUC satisfies the exemptions defined in paragraph 4h of FIN 46R, which states:
h. An entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist (however, for entities that are excluded by this provision of this Interpretation, other generally accepted accounting principles should be applied):
(1)     The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.
(2)     The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.
(3)     The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.
(4)     The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.
     TSMC concluded that GUC is a business entity as defined in FIN 46R, and it is an independent operation, for which none of the above conditions exists. Therefore, TSMC concluded that GUC does not fall under the scope of FIN 46R.
     Accordingly, TSMC followed ARB No. 51 as well as Regulation S-X Rule 1-02(g) and other conditions indicating control to determine whether a parent-subsidiary relationship existed.
     After considering the qualitative factors referenced above, TSMC noted that as of December 31, 2004, TSMC representatives held three of the five board of directors seats on GUC’s board, including a former employee of TSMC whom TSMC, with the approval of GUC’s board, also appointed as president of GUC. In 2005, the articles of incorporation of GUC were amended, expanding the board of directors to seven. As of December 31,

2005, TSMC representatives held three of the seven board of directors seats on GUC’s board, and one of these representatives also held the position as president of GUC. In addition, one of TSMC’s finance managers was appointed by GUC’s board as the chief financial officer of GUC.
     As a result, TSMC believes that it exerts substantive control over GUC and over its board of directors. In particular, TSMC’s management team can exercise significant influence over GUC’s financial, operating and personnel hiring decisions. Accordingly, TSMC concluded that it does have control over GUC by these means and therefore included the accounts of GUC in the consolidated financial statements under U.S. GAAP for the year ended December 31, 2003, 2004, and 2005.
5.	As a related matter, please tell us where in the reconciliation on page F-61 the net income is adjusted for subsidiaries consolidated under U.S. GAAP that were not consolidated under R.O.C. GAAP.
     The accounting treatment of the consolidated entities in 2005 was the same under R.O.C. GAAP and U.S. GAAP. Therefore, no separate adjustments were required with respect to the consolidation of subsidiaries in the reconciliation for the year ended December 31, 2005.
     TSMC did not consolidate the accounts of GUC and VisEra for the years ended December 31, 2003 and 2004 under R.O.C. GAAP. However, TSMC consolidated the accounts of GUC and VisEra for such periods under U.S. GAAP. Therefore, for 2003 and 2004, reclassification adjustments were made to reclassify the assets and liabilities, as well as earnings from equity method investees from GUC and VisEra under R.O.C. GAAP to applicable accounts on the consolidated balance sheets and statements of income for GUC and VisEra’s respective financial statements.
     Beginning January 1, 2005, the R.O.C. consolidation rules changed to require consolidation based on actual control instead of based solely on majority voting interests. Therefore, for 2005, no reclassification adjustment was made because the accounting for both GUC and VisEra was the same under both R.O.C. GAAP and U.S. GAAP.
Reconciliation of net income under R.O.C. GAAP to net income under U.S. GAAP, page F-61
6.	In your response and in future filings, please clarify the nature of the adjustment, “fair market value adjustment of prior year accrual” and why this is appropriately included as an adjustment from R.O.C. GAAP to U.S. GAAP.
     TSMC supplementally advises the Staff that the “fair market value adjustment of prior year accrual” disclosed in the reconciliation of net income under R.O.C. GAAP to net income under U.S. GAAP on page F-61 represents the recognition under U.S. GAAP of additional compensation expenses based on the fair value of stock bonuses granted to TSMC’s employees.
     As disclosed in paragraph “h” of Note 27 on page F-59, TSMC is required by the R.O.C. Company Law to make distributions to its employees in the form of bonuses based on a percentage of its net distributable income specified in its Articles of Incorporation. Such bonuses may be given in the form of cash, stock, or a combination of both. Under R.O.C. GAAP, the amount of cash and stock bonuses paid to employees is recorded as distributions and is charged to retained earnings in the year of shareholder approval in the subsequent year. Under U.S. GAAP, such bonuses are considered compensation expenses and should be accrued in the year to which they relate instead of the (subsequent) year of shareholder approval.
     TSMC records two separate U.S. GAAP reconciling adjustments relating to bonuses paid to employees each year. The first reconciling adjustment accrues for the full bonuses earned in the current year, which is calculated based on the total net income for the current year multiplied by the percentage set forth in TSMC’s Articles of Incorporation. The second reconciling adjustment records the additional compensation expense for the portion of total bonuses granted in the form of stock, which should be measured at the fair market value on the date of shareholder approval (which in TSMC’s case occurs in the subsequent year). Both adjustments are appropriate reconciling items because they are not reflected in current year net income under R.O.C. GAAP.
     In determining the additional compensation expense to be recorded for stock bonuses under U.S. GAAP, TSMC referred to the Minutes of the AICPA International Practices Task Force Meeting of April 18, 1996, which specifically discussed the accounting for employee stock bonus arrangements in Taiwan. Comments were made by Wayne Carnall, SEC Observer, that:
the Staff would place significant weight on shareholder approval. Accordingly, absent unusual facts and circumstances, the fair value of the stock issued should be recorded at the date of shareholder approval.
     Based on the guidance provided by the AICPA International Task Force, TSMC recorded total bonuses earned at December 31, and subsequently recorded an adjustment to fair value as of the date of shareholder approval (in the subsequent year) for the portion of the total bonuses what were paid in the form of TSMC’s own stock.
     In response to Staff’s comment, in future filings TSMC will clarify the nature of this adjustment and the related accounting treatment.
* * *
In connection with responding to the Staff’s comments, TSMC acknowledges that:

•	TSMC is responsible for the adequacy and accuracy of the disclosure in its filings required under the Securities Exchange Act of 1934;

•	Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	TSMC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     We would appreciate if any future correspondence in connection with your review of the Form 20-F and our future filings could be distributed to us via email at loraho@tsmc.com and facsimile at + 886-3-578-3096. Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886-3-566-4600 or facsimile at +886-3-578-3096.

Sincerely,
/s/ Lora Ho
Lora Ho
Vice President and Chief Financial Officer

cc:	Kristin Lochhead Martin James (Securities and Exchange Commission)

Richard L. Thurston Jessica Chou (Taiwan Semiconductor Manufacturing Company Limited)

Jackson Huang Paul Thurston (Deloitte & Touche)

John D. Young, Jr. Michael G. DeSombre Urs Fankhauser (Sullivan & Cromwell LLP)